Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Preliminary Pricing Supplement

dated November 26, 2019 (to Prospectus Supplement dated November 20, 2018 and Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

C$400,000,000 2.625% MEDIUM-TERM NOTES, SERIES A, DUE DECEMBER 5, 2024

PRICING TERM SHEET

DATE: NOVEMBER 26, 2019

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable outlook) Fitch Ratings: BBB (stable outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	2.625% Medium-Term Notes, Series A, due December 5, 2024 (the “Notes”)

Issue:	The Notes are being offered in Canada on a private placement basis.

CUSIP:	00912XBH6

ISIN:	CA00912XBH67

Principal Amount:	C$400,000,000

Net Proceeds (before expenses):	C$394,932,000

Trade Date:	November 26, 2019

Settlement Date:

December 5, 2019

The Issuer expects that delivery of Notes will be made to investors on the Settlement Date, which will be the seventh Toronto business day and sixth New York business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to settlement may be required, by virtue of the fact that the Notes initially settle on December 5, 2019, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Note)

Maturity Date:	December 5, 2024

Coupon:	2.625%

Issue Price:	99.083% of face amount

Benchmark Bond:	CAN 1.50% due September 1, 2024

Benchmark Price / Yield:	C$100.11 / 1.476%

Re-Offer Spread:	+ 135 bps versus the Government of Canada Curve (“GoC Curve”) + 134.7 bps versus the Benchmark Bond, which includes a curve adjustment of -0.3 bps

GoC Curve:	CAN 1.50% due September 1, 2024 and CAN 2.25% due June 1, 2025

Yield to Maturity:	2.823%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	June 5 and December 5, beginning on June 5, 2020

Regular Record Dates:	Every May 21 and November 20

Business Day Convention:	Following

Business Days:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in Toronto, Ontario, Canada, The City of New York, New York, United States, or the relevant place of payment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and otherwise 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Optional Redemption:

On any date prior to November 5, 2024 (the “Par Call Date”), the Issuer may redeem the Notes, at its option, in whole or in part, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, at its option, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Issuer as of the third Business Day prior to the redemption date of such Notes, equal to the sum of the present values of the Remaining Scheduled Payments (which, for the avoidance of doubt, shall not include any portion of such payments of interest accrued as of the date of redemption) using a discount rate equal to the Government of Canada Yield on such Business Day plus 33.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on each Note that would be due after the related redemption date if the Note were redeemed on the Par Call Date. If the redemption date is not an interest payment date with respect to a Note, the amount of the next succeeding scheduled interest payment on each Note will be reduced by the amount of interest accrued on such Note to, but excluding, the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated November 26, 2019 (the “Canadian Offering Memorandum”), which will include the prospectus dated November 20, 2018, as supplemented by a prospectus supplement dated November 20, 2018, as supplemented by a pricing supplement dated November 26, 2019. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable who purchase the Notes as principal (or are deemed to be purchasing as principal) and are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Issuer is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) December 5, 2019 and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Listing:	None

Denominations/Multiples:	C$2,000 and integral multiples of C$1,000 in excess thereof.

Governing Law:	New York

Joint Book-Running Managers:	BMO Nesbitt Burns Inc. Merrill Lynch Canada Inc. RBC Dominion Securities Inc. TD Securities Inc.

*   An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related preliminary pricing supplement dated November 26, 2019, the related prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018. Capitalized terms used in this pricing term sheet, but otherwise not defined, shall have the meanings assigned to them in the related preliminary pricing supplement. References in this term sheet to “C$” are to the lawful currency of Canada.

The foregoing description is a summary of certain material provisions of the Notes. Prospective purchasers should review the Canadian Offering Memorandum or the preliminary pricing supplement dated November 26, 2019, the related prospectus supplement and the related prospectus, as applicable, for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum or the preliminary pricing supplement dated November 26, 2019, the related prospectus supplement and the related prospectus, as applicable, and the Issuer and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus), a related prospectus supplement and a related preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and the related preliminary pricing supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer and the underwriter participating in the offering will arrange to send you the related prospectus, the related prospectus supplement and the related preliminary pricing supplement if you request them by contacting: (i) BMO Nesbitt Burns Inc. toll free at (866) 864-7760, (ii) Merrill Lynch Canada Inc. toll free at (800) 294-1322, (iii) RBC Dominion Securities Inc. toll free at (866) 375-6829, or (iv) TD Securities Inc. toll free at (800) 263-5292, or, if you are in Canada and request it, the Canadian Offering Memorandum which incorporates the related prospectus, the related prospectus supplement and the related preliminary pricing supplement by contacting: (i) BMO Nesbitt Burns Inc. at (416) 359-6359, (ii) Merrill Lynch Canada Inc. at (800) 294-1322, (iii) RBC Dominion Securities Inc. at (416) 842-6311, or (iv) TD Securities Inc. at (800) 263-5292.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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